UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

MARKETWISE, INC.
(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Shares of Class A Common Stock	57064P 115
(Title of Class of Securities)	(CUSIP Number of Class of Securities)
Gary Anderson
General Counsel
1125 N. Charles St.
Baltimore, Maryland 21201
(888) 261-2693
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:
Ian D. Schuman, Esq.
Christopher J. Clark, Esq.
Latham & Watkins LLP
1271 Avenue of the Americas
New York, New York 10020
Tel: (212) 906-1200

☐  Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐  third-party tender offer subject to Rule 14d-1.
☒  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE
This Amendment No. 1 (“Amendment No. 1”) amends the prospectus/offer to exchange, dated August 17, 2022 (as it may be amended and supplemented from time to time, the “Prospectus/Offer to Exchange”) and the related letter of transmittal and consent (as it may be amended and supplemented from time to time, the “Letter of Transmittal”), copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO originally filed by MarketWise, Inc., a Delaware corporation (the “Company”), on August 17, 2022 (as it may be amended and supplemented from time to time, the “Schedule TO”), relating to an offer by the Company to each holder of the Company’s public warrants and private placement warrants (each as defined below) to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), to receive 0.1925 shares of Class A Common Stock in exchange for every outstanding warrant (as defined in the Prospectus/Offer to Exchange) tendered by the holder and exchanged pursuant to the offer (the “Offer”).
Concurrently with the Offer, the Company is also soliciting consents (the “Consent Solicitation”) from holders of the warrants to amend (the “Warrant Amendment”) that certain Warrant Agreement, dated as of July 23, 2020, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”), to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be exchanged for 0.17325 shares of Class A Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer.
The Prospectus/Offer to Exchange and the Letter of Transmittal, copies of which are filed herewith as Exhibits (a)(1)(A) and (a)(1)(B), respectively, are amended to, among other things, (i) clarify that the Company’s action or inaction may not cause a failure of a condition to the Offer, (ii) clarify that the Company’s waiver of a condition may require the Company to extend the Offer and, if such condition is material, that the Company will promptly disclose its decision whether or not to waive such condition, (iii) remove the limitation on prices for securities in U.S. securities or financial markets as a condition to the Offer, (iv) disclose the high and low sales prices for the public warrants and shares of Class A common stock for each quarter during the past two years, and (v) disclose certain summarized financial information.
Except as amended hereby to the extent discussed above, the information contained in the Schedule TO, the Prospectus/Offer to Exchange, and the other exhibits to the Schedule TO remains unchanged and is hereby expressly incorporated into this Amendment No. 1 by reference. This Amendment No. 1 should be read with the Schedule TO and the Prospectus/Offer to Exchange.

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by MarketWise, Inc., a Delaware corporation (the “Company,” “us,” or “we”). This Schedule TO relates to an offer by the Company to each holder of the Company’s public warrants and private placement warrants (each as defined below) to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), to receive 0.1925 shares of Class A Common Stock in exchange for every outstanding warrant (as defined below) tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the prospectus/offer to exchange, dated August 31, 2022 (as it may be amended and supplemented from time to time, the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related letter of transmittal and consent (as it may be amended and supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B).
Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from holders of the warrants to amend (the “Warrant Amendment”) that certain Warrant Agreement, dated as of July 23, 2020, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”), to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be exchanged for 0.17325 shares of Class A Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer.
Pursuant to the terms of the Warrant Agreement, the proposed Warrant Amendment requires the vote or written consent of holders of at least 50% of each of the outstanding public warrants and the outstanding private placement warrants.
The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.
Item 1. Summary Term Sheet.
The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.
Item 2. Subject Company Information.
(a)Name and Address. The name of the issuer is MarketWise, Inc. The Company’s principal executive office is located at 1125 N. Charles Street, Baltimore, Maryland 21201, and its telephone number at such office is (888) 261-2693.
(b)Securities. The subject securities are:
•the warrants that were (i) sold as part of the units in connection with the Company’s initial public offering consummated on July 28, 2020 (the “IPO”) (whether they were purchased in the IPO or thereafter in the open market) or (ii) initially issued as private placement warrants to certain parties in connection with the IPO that have been transferred to any person other than permitted transferees (the “public warrants”) and
•the warrants that were issued to certain parties in a private placement, in connection with the closing of the Company’s IPO that have not become public warrants as a result of being transferred to any person other than permitted transferees (the “private placement warrants” and, together with the public warrants, the “warrants”).
Each warrant entitles the holder to purchase one share of our Class A Common Stock at a price of $11.50 per share, subject to adjustment as provided in the Warrant Agreement. As of August 15, 2022, 20,699,993 public warrants and 10,280,000 private placement warrants were outstanding.
(c)Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.
(a)Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s executive officers and directors as of August 31, 2022 are listed in the table below.

Name	Position
Mark Arnold	Chief Executive Officer, Chairman of the Board, and Director
Dale Lynch	Chief Financial Officer
Marco Ferri	Director of Business Development
Gary Anderson	General Counsel and Corporate Secretary
Marco Galsim	Chief Information Officer
Cynthia Cherry	Chief Human Resources Officer
Manuel Borges	Director
Elizabeth Burton	Director
Mark Gerhard	Director
Riaan Hodgson	Director
Paul Idzik	Director
Michael Palmer	Director
Van Simmons	Director
Stephen Sjuggerud	Director
The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers, and Others” is incorporated herein by reference.
Item 4. Terms of the Transaction.
(a)Material Terms. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “The Offer and Consent Solicitation” is incorporated herein by reference.
(b)Purchases. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers, and Others” is incorporated herein by reference.
Item 5. Past Contracts, Transactions, Negotiations, and Agreements.
(a)Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Stockholder Matters—Transactions and Agreements Concerning Our Securities” and “Description of Securities” is incorporated herein by reference. The information set forth in the section entitled “Certain Relationships and Related Transactions, and Director Independence” in Part III, Item 13 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, incorporated by reference into the Prospectus/Offer to Exchange, is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a)Purposes. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.
(b)Use of Securities Acquired. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(c)Plans. Except as described above and in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors” and “The Offer and Consent Solicitation,” which are incorporated herein by reference, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers, or partners of its controlling persons, has any plans, proposals, or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale, or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from The Nasdaq Global Market; (7) any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s charter, bylaws, or other governing instruments or other actions that could impede the acquisition of control of the Company.
Item 7. Source and Amount of Funds or Other Consideration.
(a)Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Stockholder Matters—Source and Amount of Funds” is incorporated herein by reference.
(b)Conditions. Not applicable.
(d)Borrowed Funds. Not applicable.
Item 8. Interest in Securities of the Subject Company.
(a)Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers, and Others” is incorporated herein by reference.
(b)Securities Transactions. Except as set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Stockholder Matters—Transactions and Agreements Concerning Our Securities,” which is incorporated herein by reference, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers, or partners of any of its controlling persons, has engaged in any transactions in the Company’s warrants in the last 60 days.
Item 9. Persons/Assets, Retained, Employed, Compensated, or Used.
(a)Solicitations or Recommendations. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Stockholder Matters—Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, or the dealer manager, the information agent, or the exchange agent for the Offer is making any recommendation as to whether holders of warrants should tender warrants for exchange in the Offer.
Item 10. Financial Statements.
(a)Financial Information. The financial statements and other financial information of the Company included in the Prospectus/Offer to Exchange are incorporated herein by reference. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the U.S. Securities and Exchange Commission (the “SEC”) prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.
(b)Pro Forma Information. Not applicable.
Item 11. Additional Information.
(a)Agreements, Regulatory Requirements, and Legal Proceedings.
(1)The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements, and Legal Proceedings” is incorporated herein by reference. The information set forth in the section entitled “Certain Relationships and Related Person Transactions, and Director Independence” in Part III, Item 13 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, incorporated by reference into the Prospectus/Offer to Exchange, is incorporated herein by reference.
(2)The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements, and Legal Proceedings” is incorporated herein by reference.
(3)Not applicable.
(4)Not applicable.
(5)None.
(c)Other Material Information. Not applicable.
Item 12. Exhibits.
(a) Exhibits.

Exhibit No.	Description

(a)(l)(A)
Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Company’s Amendment No. 1 to Registration Statement on Form S-4, filed with the SEC on August 31, 2022).

(a)(1)(B)	Form of Letter of Transmittal and Consent (incorporated by reference to Exhibit 99.1 to the Company’s Amendment No. 1 to Registration Statement on Form S-4, filed with the SEC on August 31, 2022).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-4, filed with the SEC on August 17, 2022).
(a)(1)(D)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-4, filed with the SEC on August 17, 2022).

(a)(1)(E)
Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.4 to the Company’s Registration Statement on Form S-4, filed with the SEC on August 17, 2022).

(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A) herein).
(a)(5)	Press Release, dated August 17, 2022 (incorporated by reference to Exhibit 99.1 of the Company’s Form 8-K (File No. 001-39405), filed with the SEC on August 17, 2022).
(b)	Not applicable.
(d)(i)	Certificate of Incorporation of MarketWise, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2021).
(d)(ii)	Bylaws of MarketWise, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2021).

(d)(iii)
Warrant Agreement, dated July 23, 2020, between Ascendant Digital Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2020).

(d)(iv)	Specimen Warrant Certificate of the Company (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-1 (File No. 333-239623), filed with the SEC on July 2, 2020).
(d)(v)
Specimen Common Stock Certificate of MarketWise, Inc. (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-4 (File No. 333-254720), filed with the SEC on May 28, 2021).

(d)(vi)
Amended and Restated Registration Rights Agreement dated July 21, 2021, by and among MarketWise, Inc., Ascendant Sponsor LP, and certain members of Ascendant Sponsor LP and of MarketWise, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2021).

(d)(vii)
Tax Receivable Agreement dated July 21, 2021, by and among MarketWise, Inc., MarketWise, LLC, and certain members of MarketWise, LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2021).

(d)(viii)
Third A&R Operating Agreement dated July 21, 2021, by and among MarketWise, Inc., MarketWise, LLC and the members of MarketWise, LLC (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2021).

(d)(ix)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2021).
(d)(x)	MarketWise, Inc. Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2021).
(d)(xi)	2021 MarketWise, Inc. Incentive Award Plan (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2021).
(d)(xii)
Form of Restricted Stock Unit Agreement (under 2021 MarketWise, Inc. Incentive Award Plan) (incorporated by reference to Exhibit 99.3 to the Registrant's Registration Statement on Form S-8 (File No. 333-259822), filed with the SEC on September 27, 2021).

(d)(xiii)
Form of Stock Appreciation Right Agreement (under 2021 MarketWise, Inc. Incentive Award Plan) (incorporated by reference to Exhibit 99.4 to the Registrant's Registration Statement on Form S-1 (File No. 333-259822), filed with the SEC on September 27, 2021).

(d)(xiv)	2021 MarketWise, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2021).
(d)(xv)
Employment Agreement, effective as of December 1, 2019, by and between MarketWise, LLC (f/k/a S & A Holdings (2013), LLC) and Mark Arnold (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form S-4 (File No. 333-254720), filed with the SEC on May 28, 2021).

(d)(xvi)
Employment Agreement, effective as of December 2, 2019, by and between Beacon Street Services, LLC and Dale Lynch (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-4 (File No. 333-254720), filed with the SEC on May 28, 2021).

(d)(xvii)
Employment Agreement, effective as of July 30, 2018, by and between MarketWise, LLC (f/k/a S & A Holdings (2013), LLC) and Marco Ferri (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-4 (File No. 333-254720), filed with the SEC on May 28, 2021).

(d)(xviii)
Loan and Security Agreement, dated as of October 29, 2021, by and among MarketWise, LLC, as borrower, the guarantors party thereto, the lenders from time to time party thereto, HSBC Bank USA, National Association, as administrative agent, collateral agent, joint lead arranger, and joint bookrunner, and BMO Capital Markets Corp., as joint lead arranger and joint bookrunner (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on November 1, 2021).

(d)(xix)
Guaranty, dated as of October 29, 2021, by the guarantors identified therein in favor of HSBC Bank USA, National Association, as agent. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on November 1, 2021).

(d)(xx)	Form of Subscription Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-4 (File No. 333-254720), filed with the SEC on June 30, 2021).
(d)(xxi)	Dealer Manager Agreement (incorporated by reference to Exhibit 10.16 to the Company’s Amendment No. 1 to Registration Statement on Form S-4, filed with the SEC on August 31, 2022).

(d)(xxii)
Tender and Support Agreement, dated August 16, 2022, by and among the Company, Alpha Global Investments and the public warrant holders party thereto (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form S-4, filed with the SEC on August 17, 2022).

(g)	Not applicable.
(h)	Tax Opinion of Latham & Watkins LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form S-4, filed with the SEC on August 17, 2022).
(b) Filing Fee Exhibit.
Filing Fee Table.*
__________________
*Previously filed.

Item 13. Information Required By Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

MARKETWISE, INC.

By:	/s/ Dale Lynch
Name:	Dale Lynch
Title:	Chief Financial Officer
Dated: August 31, 2022